Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE              Contact:  Pamela Sherry
                                             336-584-5171, Ext. 4855

                        Shareholder Direct: 800-LAB-0401
                                            www.labcorp.com

   LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- REPORTS
                THIRD QUARTER AND NINE MONTH RESULTS

BURLINGTON, NC, OCTOBER 27, 1998 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced results for the quarter and nine months ended
September 30, 1998.

THIRD QUARTER RESULTS
_____________________

Net sales for the third quarter were $398.3 million, operating income $34.3 million, and net income $11.4 million. This compares with net sales of $376.5 million, operating income of $26.7 million, and net income of $5.4 million for the same period in 1997. After deducting preferred stock dividends, the basic and diluted earnings per common share were $0.00 in the third quarter of 1998 compared to a loss of $0.05 for the same period in 1997.

The revenue increase of 5.8% is the result of a 4.4% increase in price and a 1.4% increase in volume, and is directly related to the Company's ongoing program to improve price and implement its
Strategic Plan to build and maintain profitable business.   This
represents the first quarter in three years that revenues have increased compared to the corresponding quarter in the previous year.

LabCorp's key performance measure, earnings before interest, taxes, depreciation, and amortization (EBITDA), was $54.1 million for the third quarter of 1998, or 13.6% of net sales, versus $47.4 million, or 12.6% of net sales, for the comparable period in 1997. Furthering LabCorp's trend in operating expense reduction, third quarter operating expenses as a percentage of sales decreased by 1.6%, compared to the same period in 1997. Operating cash flow for the quarter was $24.4 million, from which LabCorp internally funded the August acquisition of Universal Standard Healthcare, Inc.'s Michigan laboratory to maintain a zero ending balance on the Company's revolving line of credit.
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NINE MONTH RESULTS
__________________

Net sales for the nine-month period ended September 30, 1998 were $1,157.4 million, operating income $101.0 million, and net income $33.5 million. For the same period in 1997, net sales were $1,157.6 million, operating income was $85.3 million, and net income $11.8 million. After deducting preferred stock dividends, the basic and diluted earnings per common share were $0.00 in 1998 compared to a loss of $0.01 in 1997. The stabilization of revenue is attributable to a 2.6% decrease in volume offset by a 2.6% increase in price.

EBITDA for the first nine months of 1998 was $162.7 million, or 14.1% of net sales, versus $148.9 million, or 12.9% of net sales, for the comparable period in 1997. Operating expenses in the first nine months of 1998 declined by 1.5% as a percentage of sales, or $15.9 million, compared to the same period in 1997. Operating cash flow was $89.9 million.

In addition, since the interest rate that the Company pays on its debt is linked to the Company's quarterly financial performance, the third quarter results will entitle the Company to a reduction in its interest rate from LIBOR plus 1.0% to LIBOR plus 0.5%.

"These solid results confirm that our initiatives to improve LabCorp's financial performance by implementing the Strategic Plan have been effective," said Thomas P. Mac Mahon, President and Chief Executive Officer. "We had expected to incur additional expenses to implement strategic growth initiatives such as HIV resistance testing and new managed-care programs in Florida, as well as transitional costs of recent acquisitions. However, we were still able to lower our expenses as a percentage of sales compared to the same periods in 1997 and continue to gain momentum in building revenue generated from profitable business, overcoming a historical trend of revenue decline in the third quarter."

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1997.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory organization with annual revenues of $1.5 billion in 1997. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analyses to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed-care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.

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             LABORATORY CORPORATION OF AMERICA HOLDINGS
                  SUMMARIZED FINANCIAL INFORMATION
            (Dollars in millions, except per share data)


                                 (Unaudited)           (Unaudited)
                              Three Months Ended     Nine Months Ended
                                 September 30,         September 30,
                              __________________   ____________________

                                 1998     1997        1998      1997
                              -----------------    --------------------

Net sales                      $ 398.3  $ 376.5    $ 1,157.4  $ 1,157.6
                               =======  =======    =========  =========

Operating income                  34.3     26.7        101.0       85.3
                               =======  =======    =========  =========

Earnings before income taxes      22.3     13.4         66.6       29.5

Provision for income taxes        10.9      8.0         33.1       17.7
                               -------  -------    ---------  ---------
Net earnings                      11.4      5.4         33.5       11.8

Less preferred stock dividends
 and accretion of manditorily
 redeemable preferred stock       11.3     12.2         34.0       13.4
                               -------  -------    ---------  ---------

Net gain (loss) attributable
 to common shareholders        $   0.1  $  (6.8)   $    (0.5)  $   (1.6)
                               =======  ========   =========  =========

Basic and diluted earnings
 (loss) per share (1)          $  0.00  $  (0.05)   $  (0.00)  $  (0.01)
                               =======  ========   =========  =========

(1) Earnings (loss) per common share are based on the weighted average number of shares outstanding during the three- and nine-month periods ended September 30, 1998 of 125,199,880 shares and 124,704,341 shares, respectively, and the weighted average number of shares outstanding during the three- and nine-month periods ended September 30, 1997 of 123,541,076 shares and 123,139,298 shares, respectively.
_______________________________

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